

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Eyal Peso
Chief Executive Officer
Gauzy Ltd.
14 Hathiya Street
Tel Aviv 6816914, Israel

  Re: Gauzy Ltd.
   Amendment No. 2 to Registration Statement on Form F-1
   Filed May 29, 2024
   File No. No. 333-278675

Dear Eyal Peso:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 2 to Form F-1 filed May 29, 2024

Use of Proceeds, page 70

1. We note subsequent event footnotes (b) and (e) on page F-21. Please revise the registration statement to clarify if the Second Earn-Out payment has been paid and revise the use of proceeds section, as applicable, to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof.

Capitalization, page 73

2. Please revise to clearly explain each component of the adjustments made to your pro forma columns. For example, explain each figure used to arrive at the 57,038 Long-term debt, including current portion and accumulated interest in the Pro Forma As Adjusted column.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-GAAP Financial Measures, page 79

3.   In regard to certain non-GAAP financial measures you present, we note the following:
   - You present and discuss EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flows for multiple periods in a Non-GAAP Financial Measure section before you disclose and discuss GAAP results of operations;
   - You present Adjusted EBITDA Margin here and on page 26 but do not present the most directly comparable GAAP measure, Loss for the Period as a % of revenue, with equal or greater prominence; and
   - You present Adjusted EBITDA on pages 80 and 81 but do not provide a direct reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, Net Income.

   Please revise your filing to disclose and discuss GAAP results of operations before you present and discuss non-GAAP financial measures. For each non-GAAP financial measure you present, revise to present the most directly comparable GAAP measure with equal or greater prominence. In addition, provide a direct reconciliation from Net Loss to Adjusted EBITDA. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 102.10 and 103.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Note 4 - Operating Segments and Geographical Information, page F-43

4.   We note on page F-13 that your segments structure has been updated and the architecture segment and the automotive segment were presented separately as of January 2024. Please tell us what consideration you gave to revising your segment footnote in the annual audited financial statements to reflect the new reportable segments. Refer to ASC 280-10-50-34.

Share Based Compensation, page F-71

5.   We note your disclosure of 344,182 options granted in 2023 with a weighted-average exercise price of 0.063 and a weighted-average grant-date fair value price of 10.80. Please explain to us how you determined the fair value of the common stock underlying your 2023 equity issuances, as well as your 2024 equity issuances and the reasons for the differences between those valuations of your common stock leading up to the estimated $18/share IPO offering price. In your response, please also address your considerations for the May 2024, options granted to employees to purchase 554,330 ordinary shares at an exercise price of 0.23 NIS per share as disclosed on page F-21 and F-78. Tell us the weighted-average grant-date fair value price of the May 2024 grant and disclose total unrecognized compensation cost related to that grant.

Exhibits

6.   We note that certain exhibits have portions of the exhibit omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please revise the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibits that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

7.   We note your disclosure on page 67 that the exclusive forum provision contained in the Amended and Restated Articles of Association to be in effect upon the closing of the offering is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Exchange Act, however, section 69 of your Amended and Restated Articles of Association does not clearly state whether the provision applies to Exchange Act claims. Please revise your articles of association, risk factor section and description of share capital section, as applicable, to clarify whether this provision applies to claims arising under the Exchange Act.

     Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing